Exhibit 21

SUBSIDIARIES OF INTERSIL CORPORATION

AS OF DECEMBER 30, 2016

Subsidiary and Name under Which Business is Done	Where Organized

Intersil Communications LLC	Delaware
Intersil Americas LLC	Delaware
Xicor LLC	Delaware
Planet ATE LLC	California
D2Audio LLC	Delaware
Intersil Swiss Holding Sarl**	Delaware/Swiss
Techwell LLC	Delaware
Techwell International LLC	Delaware
Great Wall Semiconductor Corporation	Delaware

Intersil China Limited	Hong Kong
Intersil K.K.	Japan
Intersil YH	Korea
Intersil Pte. Ltd.	Singapore
Intersil Ltd.	Taiwan
Intersil Analog Services Pvt. Ltd.	India
Intersil International Operations Sdn. Bhd.	Malaysia
Intersil China Holding Limited	Hong Kong
Intersil (Wuhan) Company Ltd.	China
Intersil S.A.	Belgium
Intersil GmbH	Germany
Intersil Holding GmbH	Switzerland
Intersil Europe Sarl	Switzerland
Intersil Swiss Holding Sarl **	Delaware/Swiss
Intersil Luxembourg Sarl	Luxembourg

** Dual incorporation